Company Agreement

SkinStasis Skin Care LLC,
a Texas Limited Liability Company

THIS COMPANY AGREEMENT of SkinStasis Skin Care LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Texas limited liability company under the Texas Business Organizations Code. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Texas. The Members hereby adopt and approve the Certificate of Formation of the Company filed with the Texas Secretary of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Texas Business Organizations Code.

"Agreement" means this Company Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Economic Interest" shall mean the proprietary interest of any Economic-Only Interest Owner in the capital, income, losses, credits, and other economic rights and interests of a limited liability company, including the right of the owner of the interest to receive distributions from the limited liability company.

An "Economic-Only Interest Owner" shall have an Economic Interest as defined in this Agreement but shall not be a Member or have a Membership Interest. This Company Agreement does not contemplate any Economic-Only Interest Owners, except perhaps as a result of a transfer of certain interests in the Company (see Article 7).

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement or who has his/her Membership Interest recognized by this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Texas Business Organizations Code, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1   **Initial Capital Contributions.** The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2   **Subsequent Capital Contributions.** Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3   **Additional Members.**

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4   **Capital Accounts.** Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company

is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5   **Interest.** No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6   **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Texas Business Organizations Code. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1   **Allocations.** Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2   **Distributions.** The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the Texas Business Organizations Code.

3.3   **Limitations on Distributions.** The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1   **Management.**

A.   **Generally.** Subject to the terms of this Agreement and the Texas Business Organizations Code, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The initial Managers will be the Persons named in the Company's Certificate of Formation filed with the Texas Secretary of State. A current

list of the Managers shall be maintained on Exhibit B which must be updated to reflect any changes in Managers. The Managers will act under the direction of the Members and may be removed at a special meeting of the Members called expressly for that purpose, for any reason or no reason, by the affirmative vote of Members entitled to vote at the election of Managers. The number of Managers may be changed from time to time by Members holding a majority of the Percentage Interest of the Company except that a decrease in the number of Managers may not shorten the term of an incumbent Manager.

B. **Approval and Action.** Unless greater or other authorization is required pursuant to this Agreement or under the Texas Business Organizations Code for the Company to engage in an activity or transaction, all activities or transactions must be approved by a vote of the majority of the Managers present at a meeting in which a quorum is present, which will be a majority of the Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization.** Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) A change in the status of the Company from one in which management is reserved to the Members to one in which management is vested in one or more Managers or vice versa.

(iii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iv) The approval of any merger, consolidation, conversion, share or interest exchange, or other transaction authorized by or subject to the provisions of Chapter Ten of the Texas Business Organizations Code;

(v)   The authorization of any transaction, agreement, or action on behalf of the Company that is unrelated to its purpose as set forth in Certificate of Formation, if any such purposes is specified or that otherwise contravenes this agreement;

(vi)   The authorization of any act that would make it impossible to carry on the ordinary business of the Company, included any sale, lease, or other disposition of all or substantially all of the assets of the Company;

(vii)   Knowingly do any act that would subject any Member to liability for the obligations of the Company in any jurisdiction;

(viii) The amendment of this Agreement.

4.2   **Meetings of Managers.** Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Special meetings of the Managers may be held at any time upon the call of any Manager of the Company. A notice of any special meeting must be sent to each Manager at least four (4) days before the meeting. Notice of such meeting may be waived in writing before or after such meeting, and such waiver will be equivalent to the giving of notice. Attendance of a Manager at a meeting will constitute a waiver of notice thereof, except where such Manager attends for the express purpose of objection to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need to be specified in the notice or waiver of notice of such meeting. Meetings may take place in person, by conference call, or by any other means permitted under the Texas Business Organizations Code. In addition, Company actions requiring a vote may be carried out without a meeting if the Managers having not fewer than the minimum number of votes that would be necessary to take the action, at a meeting, at which all Managers consent in writing to approve the action.

4.3   **Officers.** The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers. The initial officers will be the Persons designated by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1   **Accounts.** The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2   **Records.** The Managers will keep or cause the Company to keep the following business records.

        (i)   An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the date each Member became a member, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

        (ii)   A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

        (iii)   Copies of powers of attorneys;

        (iv)   A copy of the Certificate of Formation of the Company, as may be amended from time to time ("Certificate of Formation"); and

        (v)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3   **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4   **Subchapter S Election.** The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5   **Tax Matters Member.** Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members

must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

5.6   **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP VOTING AND MEETINGS

6.1   **Members and Voting Rights.** The Members have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the Texas Business Organizations Code requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Texas Business Organizations Code, the vote of the majority of the Members present at a meeting in which a quorum is present is required to approve or carry out an action of the Members. A quorum will consist of a majority of the Members entitled to vote on the action, represented in person or by proxy.

6.2   **Meetings of Members.** Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Special meetings of the Members may be called at the request of the senior officer of the Company or the Managers or Members holding at least ten percent (10%) of the Percentage Interest of the Company. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. The purpose or purposes for which a special meeting is called must be stated in the notice of the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Texas Business Organizations Code. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Texas Business Organizations Code, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum number of votes that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1   **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company by: (a) transferring or assigning all of their Membership Interests; (b) providing written notice to the Company as to the withdrawal; and (c) providing the Company with the written terms of any transfer or assignment. A Member may transfer Membership Interest to any other Person without the consent of any other Member. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2   **Withdrawal by Death**. The death of a Member shall be considered a Withdrawal, generally subject to the other provisions of Article 7. The 30 Day period referred to in Section 7.1 shall begin upon the company being notified of the death.

7.3   **Restrictions on Transfer; Admission of Transferee**. The Person acquiring Membership Interest pursuant to Section 7.1 will not become a Member of the Company, but rather will only be an Economic-Only Interest Owner, unless that Person is admitted as a Member by written consent of all Members as set forth under Section 2.3(A).

7.4   **Right of First Refusal**. The Company has the right of first refusal with regard to the transfer or assignment of any Membership Interests, including by way of death, and has the 30 day period set forth in Section 7.1 or Section 7.2 to give formal written notice if it is exercising that right. If the Company exercises its right of first refusal, it must either match the offer being made to the withdrawing or transferring Member as set forth in the notice provided by that member in Section 7.1 or purchase the Membership Interest at the internal fair market value set forth in Section 7.5 or at a value the Company and the withdrawing or transferring Member otherwise agree on. Unless the remaining Members of the Company unanimously agree otherwise, the Membership Interests purchased from the withdrawing or transferring Member shall be apportioned to the remaining Members in direction proportion to their comparative Units of ownership. (In other words, if there are a total of 100 ownership Units, with the four members owning 40, 30, 20, and 10 Units, respectively, and the Member owning 20 units withdraws, and the Company exercises its right of first refusal, the remaining three members would end up owning 50, 37.5, and 12.5 Units, respectively.)

7.5   **Valuation of Company or an Interest in Company**.

A.   **Valuation Process**. Should the Company, or an interest in the Company, need to be valued, a neutral, objective certified public accountant ("CPA") shall be hired by the Company to perform a valuation engagement. The selection of said CPA will be made by unanimous vote of the Members, but if the Members cannot agree, then each Member will select a CPA, and each of those CPAs will each perform a valuation engagement, the Company must allow each CPA access to the information each CPA needs in order to properly perform a valuation engagement.

B. **Valuation Engagement and Valuation Standard.** The CPA(s) must use valuation and ethics standards consistent with those approved by the American Institute of Certified Public Accountants ("AICPA"). If multiple CPAs are providing valuations, then they shall all attempt to agree on the methodology to be used, such as those set forth by the AICPA, and use that methodology. Written valuation reports and conclusions of value shall be provided within 90 days of the event triggering the decision to have a valuation engagement performed. All valuation reports and conclusions of values shall identify the valuation method used.

C. **Final Determination as to Fair Market Value.** The conclusion of value, or average of the conclusions of value shall be called the "fair market value".

D. **Final Determination as to Internal Fair Market Value.** 90% of the conclusion of value, or average of the conclusions of value, shall be called the "internal fair market value".

ARTICLE 8: WINDING UP

8.1 **Events Requirement Winding Up.** The Company will be dissolved upon the first to occur of the following events:

(i) The vote of the Members holding at least a majority of the Voting Interest of the Company to wind up the Company;

(ii) Entry of a decree of judicial order to wind up the Company under Chapter 11 of the Texas Business Organizations Code;

(iii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative, or successor, of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv) The sale or transfer of all or substantially all of the Company's assets;

(v) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events.** Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation,

bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

8.3 Winding Up Affairs and Distributions of Assets.

A. If an event requiring the wind up of the Company occurs, a Person designated for this purpose by the Managers or, if there are no remaining Managers, by a majority of the Members (the Person so designated being called the "Liquidating Agent"), as soon as practicable will wind up the affairs of the Company and sell and/or distribute the assets of the Company. The Liquidating Agent will have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Managers would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets. The Liquidating Agent must apply and distribute the proceeds of the sale or liquidation of the assets and property of the Company in the following order of priority, unless otherwise required by nonwaivable provisions of applicable law:

(i) To pay (or to make provision for the payment of) all creditors of the Company (including Members who are creditors of the Company), in the order of priority provided by law or otherwise, in satisfaction of all debts, liabilities or obligations of the Company due its creditors;

(ii) After the payment (or the provision for payment) of all debts, liabilities and obligations of the Company in accordance with clause (i) above, any balance remaining will be distributed to the Members having positive capital accounts in relative proportion to those capital accounts, or, if there is only one (1) Member, to the Member.

B. The Liquidating Agent will have sole discretion to determine whether to liquidate all or any portion of the assets and property of the Company and the consideration to be received for that property.

C. Except as required by nonwaivable provisions of the Texas Business Organizations Code, no Member will have any obligation at any time to contribute any funds to replenish any negative balance in its capital account.

8.4 Termination. On compliance with the distribution plan described in Section 8.3, the Liquidating Agent must execute, acknowledge and cause to be filed a certificate of termination with the Texas Secretary of State, at which time the Company will cease to exist as a limited liability company.

ARTICLE 9: INDEMNIFICATION

9.1   **Indemnification.** The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Texas law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2   **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Texas law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3   **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written affirmation by such Company Agent of such Company Agent's good faith belief that the Company Agent has met the standard of conduct necessary for indemnification and a written undertaking by Company Agent to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1   **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier,

or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment.** This Agreement along with the Certificate of Formation (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Texas Business Organizations Code. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Texas Business Organizations Code.

10.3 **Governing Law; Severability.** This Agreement will be construed and enforced in accordance with the laws of the state of Texas. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action.** Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary.** This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference.** The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Company Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: _August 19, 2022_



Signature of William Paul Stewart

Signature of Frank Crisler Murdock

Signature of James Douglas Rippeto



Signature of Trustee of JDR 2016 Descendant's Trust f/
b/o David Prosser Rippeto

Name of Trustee

Signature of Trustee of JDR 2016 Descendant's Trust f/
b/o James Douglas Rippeto, Jr.

Name of Trustee

Signature of Trustee of JDR 2016 Descendant's Trust f/
b/o Jeremy Brooks Cloud

Name of Trustee

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EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Percentage Interest
William Paul Stewart 5526 Stonegate Road Dallas, Texas 75209	$275	27.5%
Frank Crisler Murdock 5526 Stonegate Road Dallas, Texas 75209	$275	27.5%
James Douglas Rippeto 5526 Stonegate Road Dallas, Texas 75209	$225	22.5%
JDR 2016 Descendant's Trust f/b/o David Prosser Rippeto 5526 Stonegate Road Dallas, Texas 75209	$75	7.5%
JDR 2016 Descendant's Trust f/b/o James Douglas Rippeto, Jr. 5526 Stonegate Road Dallas, Texas 75209	$75	7.5%
JDR 2016 Descendant's Trust f/b/o Jeremy Brooks Cloud 5526 Stonegate Road Dallas, Texas 75209	$75	7.5%

EXHIBIT B
MANAGERS

Manager(s) of the Company are set forth below.

- William Paul Stewart

- Frank Crisler Murdock